EXHIBIT A

CERAGON NETWORKS® REPORTS RECORD SECOND
QUARTER 2006 FINANCIAL RESULTS

        TEL AVIV, Israel, July 31, 2006 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the second quarter ended June 30, 2006.

        Revenues for the second quarter of 2006 were $23.6 million, up 31.5% from $18 million for the second quarter of 2005 and 10.9% from $21.3 million in the first quarter of 2006.

        Net income on a GAAP basis for the second quarter of 2006 was $835,000, or $0.03 per basic and diluted share.

        Net income on a non-GAAP basis, which excludes equity-based compensation expense, was $1.1 million, or $0.04 per basic and diluted share, compared to non-GAAP net income of $1.0 million, or $0.04 per basic and diluted share in the second quarter of 2005. Expense related to equity-based compensation in the second quarter of 2006 was $260,000. A reconciliation table of GAAP and non-GAAP results is provided below.

        Gross margin on a GAAP basis in the second quarter of 2006 was 36.6% of revenues. On a non-GAAP basis gross margin for the second quarter of 2006 was 36.7% of revenues.

        During Q2, the Company generated approximately $300,000 of positive cash flow and ended the quarter with $30.3 million in cash and liquid investments

        “We continued to execute according to plan during Q2 and it was an excellent quarter,” said Ira Palti, President and CEO of Ceragon. “We continue to see strong demand across the board, with excellent growth in the cellular market in North America and particularly robust demand coming from Asia, where we believe we are gaining market share”.

        “Our bookings are very strong and, owing to the increase in demand we see from Asia and North America, we are increasing our target revenue growth for 2006 to about 35%. Our strategy of building our OEM business is working well, and we see the number of large OEM deals accelerating sooner than we expected. The growth in OEM deals, supported by our cost reduction initiatives, will lead to a stronger second half. With only moderate sequential increases in operating expenses during the remainder of the year, we are looking forward to improving net income.”

        A conference call discussing Ceragon’s results for the second quarter of 2006 will take place today, July 31, 2006, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling 913-981-4904 and referencing confirmation number 4295549 at 8:50 a.m. EDT

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (888) 203-1112 or international: (719) 457-0820. Access code is: 4295549. A replay of both the call and the webcast link will be accessible through August 10, 2006.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

(more)

Ceragon Reports Second Quarter 2006 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30		Three months ended June 30,
	2006	2005*	2006	2005*

Revenues	$44,962	$34,791	$23,640	$17,972
Cost of revenues	28,378	20,803	14,994	10,768

Gross profit	16,584	13,988	8,646	7,204

Operating expenses:
Research and development	6,562	5,358	3,321	2,648
Less: grants and participations	1,057	888	619	426

Research and development, net	5,505	4,470	2,702	2,222
Selling and marketing	8,060	6,472	4,141	3,372
General and administrative	2,471	1,419	1,159	712

Total operating expenses	16,036	12,361	8,002	6,304

Operating profit	548	1,627	644	898
Financial income, net	575	226	191	121

Net income	$1,123	$1,853	$835	$1,019

Basic net earnings per share	$0.04	$0.07	$0.03	$0.04

Diluted net earnings per share	$0.04	$0.07	$0.03	$0.04

Weighted average number of shares used
in computing basic net earnings per
share	26,542,235	25,991,778	26,625,630	26,081,009

Weighted average number of shares used
in computing diluted net earnings
per share	28,323,750	28,266,708	28,425,725	28,193,715

* The amortization of deferred stock compensation was reclassified in the relevant expense line.

(more)

Ceragon Reports Second Quarter 2006 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,900	$10,315
Short-term bank deposits	3,486	3,917
Marketable securities	6,902	5,654
Trade receivables, net	19,482	15,079
Other accounts receivable and prepaid expenses	7,159	5,141
Inventories	19,918	16,144

Total current assets	66,847	56,250

LONG-TERM INVESTMENTS:
Long-term bank deposits	4,367	5,322
Long-term marketable securities	5,643	7,814
Long-term receivables	-	-
Severance pay funds	2,445	2,142

Total long-term investments	12,455	15,278

PROPERTY AND EQUIPMENT, NET	2,435	2,464

Total assets	$81,737	$73,992

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$15,237	$12,382
Deferred revenues	4,012	3,456
Other accounts payable and accrued expenses	6,575	5,541

Total current liabilities	25,824	21,379

ACCRUED SEVERANCE PAY	4,014	3,424

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
December 31, 2005 and June 30, 2006; Issued and outstanding: 26,335,003 shares and 26,668,583 shares as of December 31, 2005 and June 30, 2006,
respectively	65	65
Additional paid-in capital	178,866	177,338
Deferred stock compensation	-	(26)
Other comprehensive Income	84	51
Accumulated deficits	(127,116)	(128,239)

Total shareholders' equity	51,899	49,189

Total liabilities and shareholders' equity	$81,737	$73,992

Ceragon Reports Second Quarter 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Quarter Ended June 30, 2006			Quarter Ended June 30, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$23,640		$23,640	$17,972
Cost of revenues	14,994	23	14,971	10,768

Gross profit	$8,646		8,669	7,204

Operating expenses:
Research and development	3,321	51	3,270	2,648
Less: grants and participations	619		619	426

Research and development, net	2,702		2,651	2,222
Selling and marketing	4,141	73	4,068	3,367
General and administrative	1,159	113	1,046	708

Total operating expenses	8,002		7,765	6,297

Operating profit	644		904	907
Financial income, net	191		191	121

Net income	$835		$1,095	$1,028

Basic net earnings per share	$0.03		$0.04	$0.04

Diluted net earnings per share	$0.03		$0.04	$0.04

Weighted average number of shares used in
computing basic net earnings per share	26,625,630		26,625,630	26,081,009

Weighted average number of shares used in
computing diluted net earnings per share	28,425,725		28,425,725	28,193,715

Total		260		9

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2006 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
vereds@ceragon.com